SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC  20549

                                   SCHEDULE 13D
                                  (Rule 13d-101)

                     Under the Securities Exchange Act of 1934

                                 (Amendment No.1)

                              Tower Automotive, Inc.
                                  (Name of Issuer)

                      Common Stock, par value $.01 per share
                          (Title of class of securities)

                                    891707 10 1
                                  (CUSIP number)

                        David B. Liner, Corporate Counsel
                       MascoTech, Inc., 21001 Van Born Road
                              Taylor, Michigan 48180
                                   313-792-7405
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                   June 26, 1996
              (Date of event which requires filing of this statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].








                                (Page 1 of 4 Pages)

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CUSIP No. 891707-10-1             13D              Page 2 of 4 Pages


1.    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     MascoTech, Inc.
     38-2513957

2.    CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*    (a)  [ ]
                                                            (b)  [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
     Not Applicable

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d)OR 2(e)                                           [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.    SOLE VOTING POWER
     0

8.    SHARED VOTING POWER
     185,000

9.    SOLE DISPOSITIVE POWER
     185,000


10.   SHARED DISPOSITIVE POWER
     0


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     385,000


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.71 %


14.   TYPE OF REPORTING PERSON*
     CO
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 891707-10-1           13D              Page 3 of 4 Pages



The information contained in this Amendment No. 1 is as of June 26, 1996 and supplements and amends the information contained in the following item of the
Schedule 13D dated May 31, 1996.


ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

      As of June 26, 1996, the MascoTech, Inc., a Delaware corporation ("MascoTech" or the "Reporting Person"), beneficially owned 385,000 shares of common stock, par value $.01 per share, of Tower Automotive, Inc. ("Tower" or the "Issuer") of which (i) 185,000 shares were held directly, and (ii) 200,000 shares were issuable upon exercise of warrants (at a purchase price of $18 per share). Based on the number of shares of Tower common stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, the Reporting Person may be deemed to be the beneficial owner of 2.71% of the Issuer's common stock (including shares issuable upon exercise of the warrant).

      In connection with acquiring the shares of Tower common stock and warrants therefor, MascoTech entered into a Registration Rights and Voting Agreement with Tower (the "Registration Agreement"). Under the Registration Agreement, MascoTech agreed to vote its shares of Tower common stock in the same manner that Onex U.S. Investments, Inc., an Ontario corporation ("Onex"), votes its shares of Tower common stock, and agreed to execute and deliver to Onex proxies to vote MascoTech's shares of Tower common stock. Without MascoTech's express consent, MascoTech's shares will not be voted for any matter which would change the shares of Tower common stock held by MascoTech or Onex or convert or exchange such shares into or for different securities, except that MascoTech's consent would not be required if the shares held by MascoTech and Onex are changed identically or converted into or exchanged for the same type of securities in proportion to their respective holdings of Tower common stock, on terms consistent with Tower's Certificate of Incorporation, as is reasonably determined by Onex.

      The Registration Agreement continues until the earliest of (i) the date MascoTech or any affiliate ceases to own such shares of Tower common stock, (ii) the date the Tower shares owned by MascoTech cease to be a "restricted security" under Rule 144, or (iii) May 31, 2006.

      Effective June 26, 1996, MascoTech sold 600,000 shares of Tower common stock at a price of $23.34 per share in a public offering of the Tower common stock conducted by Tower and certain of its shareholders.

      MascoTech may be considered to share voting power with Onex with respect to the 185,000 shares of Tower common stock held by it. MascoTech has sole power to dispose of or direct the disposition of 185,000 shares of Tower common stock held by it.

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CUSIP No. 891707-10-1                13D               Page 4 of 4 Pages



                                     SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of June 26, 1996.

September 17, 1997

                                          MASCOTECH, INC.


                                          By /s/Timothy Wadhams
                                             Timothy Wadhams
                                             Vice President